VIA EDGAR

By Electronic Mail Only

October 21, 2016

U.S. Securities and Exchange Commission

100F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attn: Katherine Wray

Re:	Elephant Talk Communications Corp.

Registration Statement on Form S-3

Filed September 9, 2016

File No. 333-213575

Dear Ms. Wray:

On behalf of Elephant Talk Communications Corp., a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 5, 2016, regarding the Company’s Registration Statement on Form S-3 filed on September 9, 2016 (“Registration Statement”). We have also today filed with the Commission Amendment No. 1 to the Registration Statement on Form S-3 reflecting the Staff’s comments.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Explanatory Note

1.	We note that your registration statement contains two prospectuses. Please revise to more clearly indicate which sections, including page numbers, in the first prospectus are included in the second prospectus. Also, please revise to include a table of contents for the Secondary Offering Prospectus.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Exhibits and Financial Statement Schedules, page II-2

2.	Your Secondary Offering Prospectus is seeking to register the resale of shares of common stock issued or issuable upon conversion or exercise of securities issued in an unregistered offering reported in your Form 8-K filed on December 24, 2016. Accordingly, please file as exhibits to your registration statement, via incorporation by reference from the Form 8-K or otherwise, the forms of warrant, subscription agreement, and 9% unsecured subordinated convertible promissory note entered into in connection with the unregistered offering.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Incorporation of Documents by Reference, page 24

3.	Please revise your filing to ensure that it specifically incorporates by reference all documents required to be incorporated by Item 12(a)(2) of Form S-3. In this regard, we note that you have not incorporated by reference the Forms 8-K filed after your 2015 fiscal year end but before your 2015 Form 10-K was filed on March 30, 2016. Please also update this section to include the appropriate Exchange Act reports that you have filed on or since the date of filing of the registration statement. You may also wish to revise your disclosure in this section to state that any applicable filings made after the date of the initial registration statement and prior to effectiveness of this registration statement will be deemed incorporated by reference. For guidance, refer to our Compliance and Disclosure Interpretations - Securities Act Forms Question 123.05, which is available on our website.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

We thank the Staff in advance for its consideration of the Registration Statement. Should you have any questions regarding the foregoing, please contact me at (212) 370-1300.

Sincerely,

/s/ Sarah Williams, Esq.

Sarah Williams, Esq.

cc:	Elephant Talk Communications Corp.